Exhibit 4.60

Equity Pledge Agreement

This Equity Pledge Agreement (this “Agreement”) dated March 18, 2014 (“Effect Dat”), is entered into in Shanghai, People’s Republic of China by and among:

1.	Shanghai Lanlin Bio-Technology Co., Ltd (“Pledgor”)

Address: Room 511, No. 86 Building, 700 Yishan Road, Shanghai

Legal Representative: WANG, Minzhu

2.	Shanghai Zhengtu Network Technology Co., Ltd. (“Pledgee”)

Address: 2th Floor, No.29 Building, 396 Guilin Road, Shanghai

Legal Representative: LIU Wei

3.	Shanghai Giant Network Technology Co., Ltd. (“Company”)

Address: Room 708, No.29 Building, 396 Guilin Road, Shanghai

Legal Representative: FEI Yongjun

(hereinafter referred to collectively as the “Parties” and each a “Party”.)

Whereas,

(1)	The Pledgor is a listed shareholder of the Company who holds equity in the Company (the “Company Equity”), on the date this Agreement was entered into, the amount of contribution made by the Pledgor in the Company’s registered capital and its shareholding ratio is reflected in the Attachment I.

(2)	The Pledgor issued a Letter of Authorization (“Letter of Authorization”) on September 7, 2006. According to the terms of the Letter of Authorization the Pledgor authorize Mr. Shi Yuzhu to exercise the shareholder’s’ voting rights on behalf of the Pledgor in compliance with the law and Articles of Association of the Company.

(3)	The Company entered into the Exclusive Technical Consulting and Service Agreement on September 7, 2006, the Supplementary Agreement to the Exclusive Technical Consulting and Service Agreement and Supplementary Agreement II to the Exclusive Technical Consulting and Service Agreement on January 5, 2012 and March 18, 2014 respectively with the Pledgee ( including any subsequent amendments, modifications or supplements, referred hereinafter collectively as the “Service Agreements”). According to the Service Agreements, the Company hires the Pledgee on an exclusive basis to provide relevant technology support to the Company and pay to the Pledgee the corresponding service fees.

(4)	The Company entered into the Online Game Distribution and License Agreement with the Pledgee on September 6, 2006 and entered into Supplementary Agreement to the Online Game Distribution and License Agreement, Supplementary Agreement II to the Online Game Distribution and License Agreement ,Supplementary Agreement III to the Online Game Distribution and License Agreement and Supplementary Agreement IV to the Online Game Distribution and License Agreement (including any subsequent amendments, modifications, or supplements, referred hereinafter collectively as the “License Agreements”) on (the date when the first supplementary agreement was signed), July 31, 2009, September 17,2009 and March 18,2014 respectively. According to the terms of the License Agreements, the Pledgee authorize the Company to release, distribute the game software owned by the Pledgee within mainland China subject to the corresponding license fees paid by the Company.

(5)	The Parties to this Agreement entered into the Exclusive Asset Purchase Option Agreement on March 18, 2014. Additionally, the Parties to this Agreement entered into the Purchase Option and Cooperation Agreement (including any subsequent amendments, modifications, or supplements, referred hereinafter collectively as the “Purchase Option Agreements”) with all other related parties on September 7, 2006. According to the terms of the Purchase Option Agreements, the Pledgor and/or the Company shall, to the extent permitted under Chinese laws and regulations and upon the request of the Pledgee, transfer all or part of the equity the Pledgor holds in the Company or the Company’s asset to the Pledgee or any entities or persons designated by the Pledgee.

(6)	For the purpose of ensuring that Pledgor will pay off the secured debt (as defined below, the upper limit of the debt is 240 million RMB) , the Pledgor pledges all the equity interests it holds in the Company to the Pledgee who be entitled to the priority of having his claim satisfied. The Company agrees to the aforementioned equity pledge arrangement.

Now, therefore, through consultation, the Parties hereby enter into this Agreement, which contains the following terms:

Article 1 Definitions

1.1 Unless otherwise provided herein, the following terms shall have the meanings as set forth below:

“Agreement Obligations” mean all the obligations owned by the Pledgor under the Letter of Authorization and Purchase Option Agreements. All the obligations owned by the Company under the Service Agreements, License Agreements and Purchase Option Agreements; all the obligations owned by the Pledgor and Company under this Agreement.

“Secured liabilities” mean all the direct, indirect or derivative losses and the expected loss of profits (including but not limited to reasonable commercial project and earnings forecasted made by the Pledgee) suffered by the Pledgee due to any default events caused by the Pledgor and /or the Company as well as all the fees incurred by the Pledgee to enforce Agreement Obligations owned by the Pledgor and/or the Company.

“Trade Agreements” mean the Letter of Authorization, the Service Agreements, the License Agreements and the Purchase Option Agreements.

“Default Events” mean any breach of the Letter of Authorization, the Purchase Option Agreements and/or this Agreement by the Pledger as well as any breach of the Service Agreements, License Agreements, Purchase Option Agreements and/or this Agreement by the Company.

“Pledged Equity” means all equity interests (equal to 10 million RMB registered capital of the Company) that the Pledgor holds in the Company and the additional contributions and dividends generated in accordance with Article 2.6 and 2.7 of this Agreement that the Pledger legally owns and pledges to Pledgee in accordance with this Agreement as the security to the obligations owned by it and the Company

“Chinese Law” means all the laws, administrative regulations, local regulations, judicial interpretations and other binding normative documents then in effect in the People’s Republic of China.

1.2 Reference to any Chinese law under this Agreement shall also include reference to (1) amendments, modifications, supplements and renewals, whether such documents has become effective before or after the Effective Date of this Agreement; and (2) other decisions, notifications and rules that formulated according to the aforementioned documents

1.3 Except as otherwise provided in this Agreement, reference as to Articles, Sections, Items, and Passages shall mean the relevant provisions in this Agreement.

Article 2 Pledge Rights

2.1 The Pledgor hereto agrees that, subject to the provisions hereof, the Pledgor undertake to pledge to Pledgee all the equity interest it holds in the Company as security for the performance of Agreement Obligations and payment of the Secured Liabilities. The Company hereto agrees that the Pledger undertake to pledge to Pledgee the pledged equity in compliance with this Agreement.

2.2 The Pledgor promises that it will record the equity pledge arrangement (the “Equity Pledge”) in the Company’s register of shareholders. The Pledgor further promises that after the Effective Date of this Agreement, it will use its best effort and take all necessary measures to make the pledge registration in the relevant Industrial and Commercial Administrative Department.

2.3 During the term of this Agreement, the Pledgee shall not be responsible for any decrease in the value of the pledged equity unless such decrease is caused by the Pledgee on purpose or directly resulted from the Pledgee’s gross negligence. The Pledger is not entitled to make any claim to or seek any compensation from the Pledgee.

2.4 Without undermining Article 2.3, if there are any possibilities that the value of the pledged equity may experience significant decrease, the extent of which will be large enough to harm the right of the Pledgee, the Pledgee may auction or sell the pledged equity, and conclude an agreement with the Pledgor that the proceeds from the auction or sale shall be used to pay in advance the debt pledged or be deposited with a local notary office as agreed upon with the Pledgor (any expenditure incurred thereof shall be borne by the Pledgee). In addition to that, upon the request of the Pledgee, the Pledgor shall provide other property as the security to the pledged debt.

2.5 When any default events occur, the Pledgee is entitled to dispose of the pledged equity in accordance with Article 4 of this Agreement.

2.6 The Pledgor may contribute by itself or agree with a third party to contribute additional capital to the Company with the prior consent from the Pledgee. The additional capital contributed by the Pledgor shall also be included in the pledged equity. The Pledgor shall make the pledge registration with respect to the increased capital contribution with the relevant industrial and commercial administration department as soon as possible after the completion of the capital increase to the extent permitted by the Chinese law.

2.7 The Pledgor may receive dividends generated from the pledged equity with the prior consent of the Pledgee. Such dividends shall be deposited into the account designated and supervised by the Pledgee. The aforementioned dividends shall first be used to pay the pledged liability.

2.8 The Pledgee is entitled to dispose of the pledged equity in accordance with this Agreement after the occurrence of any default events.

Article 3 Termination

3.1	The Pledgee shall terminate the equity pledge after all the pledged liabilities have been paid off and the Pledgor and the Company have ceased to assume any Agreement obligations upon the request of the Pledgor. Meanwhile, the Pledgee shall extend assistance to the Pledgor to help cancel or revoke all the records or registration of the Pledge Rights with the relevant Industrial and Commercial Administrative Department as well as in the register of shareholders. Any reasonable fees resulting from the termination of the equity pledge shall be borne by the Pledgee.

Article 4 Dispose of the Pledged Equity

4.1 The Parties agree, upon the occurrence of any default events, the Pledgee is entitled to all forms of remedies for breach of contract after it has served a default notice on the Pledgor in accordance with the provisions of Chinese Law, trade agreements and terms of this Agreement, including (but not limited to) the priority in satisfying its claim from the proceeds of auction or sale of the pledged equity. The Pledgee shall not be liable for any loss caused by reasonably exercising its rights mentioned above.

4.2 The Pledgee is entitled to designate its attorney or other representatives to exercise the rights provided in Article 4.1 on behalf of the Pledgee. The Pledgor or the Company shall not be allowed to raise objection.

4.3 The Pledgee shall be entitled to deduct any fees from the proceeds obtained by the Pledgee by exercising its rights provided under Article 4.1 and Article 4.2 of this Agreement.

4.4 The proceeds obtained by the Pledgee from exercising its rights should be disposed of according to the following order:

First, to pay any and all fees (including the remuneration to the attorney and representatives) generated from exercising Pledgee’s right to dispose of the pledged equity;

Second, to pay the taxes payable due to the disposition of the pledged equity;

Third, to settle the pledged liabilities with the Pledgee

If there is balance after the deduction of all the items mentioned above, the Pledgee shall provide such balance to the Pledgor or have it deposited with a local notary office at the Pledgee’s location (the resulting fees shall be borne by the Pledgee)

4.5 The Pledgee is entitled to seek any remedies for breach of contract at the same time or in an order of priority. No other remedies shall be a condition precedent to Pledgee’s right to auction or sell the pledged equity.

Article 5 Fees and Expense

5.1 All the expenses and actual expenditures that may be incurred in connection with the equity pledge under this Agreement, including but not limited to stamp duty, any other taxes and all legal fees shall be borne by the [Parties /Pledgors].

Article 6 Continuity and No Waiver

6.1 The pledged equity established under this Agreement is a sustained security which shall keep being effective until all the Agreement Obligations have been performed or all the liabilities pledged have been paid off. The failure of either Party to enforce, or the delay by either Party in enforcing, any of its rights under this Agreement shall not be construed to constitute a waiver with respect to any rights enjoyed by the Pledgee under any applicable law or this Agreement.

Article 7 Representations and Warranties of the Pledgor

The Pledgor hereby represents and warrant to the Pledgee:

7.1 The Pledgor is duly incorporated and validly existing as a company in good standing under the Chinese Law with independent legal personality; has complete and independent legal status and legal capacity to sign, deliver and execute this Agreement and can become an independent subject of litigation.

7.2 All the documents, files and information provided by the Pledgor to the Pledgee before the Effective Date of this Agreement with respect to the Pledgor and as required by this Agreement are true and valid.

7.3 All the documents, files and information provided by the Pledgor to the Pledgee after the Effective Date of this Agreement with respect to the Pledgor and as required by this Agreement are true and valid.

7.4 The Pledgor is the sole and lawful owner of the pledged equity when this Agreement is signed, and there is no dispute over the pledged equity. The Pledgor is entitled to dispose of the pledged equity and any of its components.

7.5 There is no other security interests, other third party interests or any other restrictions than the security interests made according to this Agreement on the pledged equity

7.6 The pledged equity is transferable and can be pledged, and the Pledgor has the sufficient right to pledge the equity to the Pledgee according to the provisions of this Agreement.

7.7 When this Agreement is duly signed by the Pledgor, the Pledgor is lawful bound by this Agreement.

7.8 Except for the pledge registration required by the Industrial and Commercial Administrative Department, all the consents from third party, permission, waiver, authorization, government approval, exemption or any registration or formalities required by governmental agencies has already been obtained or completed, which will be effective throughout the entire term of the Agreement.

7.9 Compliance by Pledgor with all of the provisions of this Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any agreements, judgments, awards, decisions or instruments to which the Pledgor is a party.

7.10 The pledge under this Agreement constitutes the security to the interests of the pledged equity.

7.11 All the taxes and fees resulting from the equity pledge shall be borne by the Pledgor.

7.12 There are no judicial, arbitral or administrative actions, proceedings or investigations pending or, to the best knowledge of the Pledgor after due inquiry, threatened, with regard to the Pledgor, its property or the pledged equity that will negatively affect the financial status of the Pledgor or its ability to perform all of its obligations under this Agreement

7.13 The Pledgor hereby promises to the Pledgee that all the representations and warranties made above are true and valid and will be observed completely until all the obligations under this Agreement have been paid off.

Article 8 Representations and Warranties of the Company

The Company hereby represents and warrant to the Pledgee:

8.1 The Company is duly incorporated and validly existing as a company in good standing under the Chinese Law with independent legal personality; has complete and independent legal status and legal capacity to sign, deliver and execute this Agreement and can become an independent subject of litigation.

8.2 All the documents, files and information provided by the Company to the Pledgee before the effective date of this Agreement with respect to the Company and as required by this Agreement are true and valid.

8.3 All the documents, files and information provided by the company to the Pledgee after the effective date of this Agreement with respect to the Company and as required by this Agreement are true and valid.

8.4 When this Agreement is duly signed by the Company, the Company is lawful bound by this Agreement.

8.5 The person signing this Agreement on behalf of the Company has been duly authorized and empowered to sign this Agreement

8.6 There are no judicial, arbitral or administrative actions, proceedings or investigations pending or, to the best knowledge of the Company after due inquiry, threatened, with regard to the Company, its property or the pledged equity that will negatively affect the financial status of the Company or its ability to perform all of its obligations under this Agreement.

8.7 The Company hereby agrees to take several and joint responsibility with regard to the representations and warranties made by Pledgor under Article 7.4, Article 7.5, Article 7.6, Article 7.8 and Article 7.10 of this Agreement.

8.8 The Company hereby promises to the Pledgee that all the representations and warranties made above are true and valid and will be observed completely until all the obligations under this Agreement have been paid off.

Article 9 Promise of the Pledgor

The Pledgor hereby promises to Pledgee:

9.1 The Pledgor will not set or approve to set any new pledge or other security interests on the pledged equity without prior written consent from the Pledgee. Any pledge or other security interests set without Pledgee’s prior written consent are invalid.

9.2 The Pledgor will not transfer the pledged equity without serving a written notice to the Pledgor and receiving a prior written consent from the Pledgor. All proposed transfer will be invalid if happens. The proceeds from the transfer of the pledged equity shall be first used to pay the pledged liabilities owned by the Pledgor to the Pledgee or be deposited with a third party as agreed if a written consent is received.

9.3 If there will be judicial, arbitral or other actions with regard to the Pledgor, its property or the pledged equity that will negatively affect the Pledgor’s or the Pledgee’s interests under this Agreement or will negatively affect the pledged equity, the Pledgor promises to serve a written notice to the Pledgee as soon as practical, and take all necessary measures to ensure the Pledgee’s interests secured by the pledged equity upon the reasonable request from the Pledgee.

9.4 The Pledgor promise to successfully extend the operational period of the Company three months before such period becomes expired so that this Agreement will keep being effective.

9.5 The Pledgor will not conduct or tolerate any conducts that will negatively affect the interests enjoyed by the Pledgee under this Agreement or the pledged equity. If a transfer of pledged equity is caused by the Pledgee exercising its right of pledge, the Pledgor will give up any preemptive right that may exist at the time when the Pledgee exercising its right of pledge and the Pledgor shall take all necessary measures and sign all necessary documents to execute the transfer.

9.6 After the Effective Date of this Agreement, the Pledgor will use its best effort and take all necessary measures to register the equity pledge under this Agreement with the relevant Industrial and Commercial Administrative Department. The Pledgor also promises to take all necessary measures and sign all necessary documents (including but not limited to supplementary agreements to this Agreement) upon the reasonable request from the Pledgee to make sure that the Pledgee can realize its rights and interests secured by the pledged equity.

9.7 The Pledgor promises to take all necessary measures to realize the transfer of the pledged equity in exercise of the pledge rights under this Agreement.

9.8 The Pledgor promises that all the procedure for calling the shareholders meetings, board meetings for the purpose of signing this Agreement, setting of the pledge and exercising the rights of pledge and the method for voting as well as the content of such meetings will not in conflict with any law, administrative regulation or the articles of association of the Company.

9.9 The Pledgor promises to register the equity pledge with the Industrial and Commercial Administrative Department in charge within three business days after the Effective Date of this Agreement, and will provide all necessary cooperation to complete the registration.

9.10 The Pledgor promises to the Pledgee to make appropriate arrangements and sign all necessary documents to ensure that, in the event of merger, spilt-up, reorganization, bankruptcy or any other circumstances that may adversely affect the Pledgor’s ability to perform its obligations under this Agreement, any person or entity that may acquire the pledged equity or relevant interests as a result will recognize the terms of this Agreement and will not hinder the performance of this Agreement.

Article 10 Promise of the Company

10.1 If the execution and validity of this Agreement or the equity pledge under this Agreement is subject to any approval, permission, waiver, authorization from a third party or approval, permission, exemption from any governmental authorities or any registration, records shall be made with any government agencies, the Company will use its best effort to extend assistance to acquire the documents mentioned above and to keep such documents effective during the term of this Agreement.

10.2 Without prior written approval from the Pledgee, the Company will not assist or permit the Pledgor to set any new pledge or other security interests upon the pledged equity.

10.3 Without prior written approval from the Pledgee, the Company will not assist or permit the Pledgor to transfer the pledged equity.

10.4 If there will be judicial, arbitral or other actions with regard to the Company, the Pledgor or the pledged equity that may negatively affect the Pledgor’s or the Pledgee’s interests under this Agreement or will negatively affect the pledged equity, the Company promises to serve a written notice to the Pledgee as soon as practical, and take all necessary measures to ensure the Pledgee’s interests secured by the pledged equity upon the reasonable request from the Pledgee.

10.5 The Company promises to successfully extend the operational period of the Company three months before such period become expired so that this Agreement will keep being effective.

10.6 The Company will not conduct or tolerate any conducts that will negatively affect the interests enjoyed by the Pledgee under this Agreement or the pledged equity.

10.7 the Pledgor or the Company will provide to the Pledgee the previous calendar quarter’s financial statements of the Company in the first month of each calendar quarter, including but not limited to the balance sheet, the income statement and the cash flow statement.

10.8 The Company promises, according to the Pledgee’s reasonable request, to take all necessary measures and sign all necessary documents (including but not limited to the supplementary agreements to this Agreement) to make sure that the Pledgee can realize all rights and interests secured by the pledged equity.

10.9 The Company promises to take all necessary measures to realize the transfer of the pledged equity in exercise of the pledge rights under this Agreement.

10.10 The Company promises to register the equity pledge with the Industrial and Commercial Administrative Department in charge within three business days after signing of this Agreement, and will provide all necessary cooperation to complete the registration.

Article 11 change of circumstances

11.1 Without conflict with other provisions of this agreement, if at any time, due to the modifications of any Chinese law, regulations or the issuance of any new Chinese law, regulations, or any modifications to the interpretation or application of the law, regulations or rules, or any changes in the registration procedure which make this Agreement or the methods provided in this Agreement with regard to the disposition of the pledged equity illegal, the Pledgor and the Company shall take all measures and/or sign any agreements or documents in accordance with the written order from the Pledgee to:

(1) maintain the effectiveness of this Agreement;

(2) facilitate the disposal method of the pledged equity; and/or

(3) sustain or realize the security intended by this Agreement;

Article 12 Term and Termination of this Agreement

12.1 This Agreement will become effective after all the following conditions are satisfied:

(1) this Agreement has been duly executed by all the Parties;

(2) the equity pledge under this Agreement has been registered in the register of shareholders of the Company in compliance with law

The Pledgor shall provide the certification of registration in the register of shareholders regarding the equity pledge to the Pledgee in a form satisfactory to the Pledgee. After this Agreement has become effective, the Pledgor shall also provide the certification issued by the Industrial and Commercial Administrative Department to the Pledgee in a form satisfactory to the Pledgee subject to the permission of Chinese law.

12.2 The term of this Agreement will expire after all the Agreement Obligations has been performed or all the secured liabilities have been paid off.

Article 13 Notices

13.1 All notices, requests, demands, and other communications made according to the requirements of this Agreement shall be delivered to the relevant parties in writing.

13.2 The above mentioned notice shall be provided by one or more of the following means and shall be deemed to have been duly given: (1) if transmitted by facsimile or by email, when sent; (2) if delivered personally, when received; (3) if by ordinary mail, on the fifth (5th) Business Day following the date of deposit with such mail service

Article 14 Other Provisions

14.1 The Pledgor and the Company agree that, after a notice has been served by the Pledgee to the Pledgor and the Company, the Pledgee is entitled to transfer the rights and obligations under this Agreement to any third party; On the contrary, the Pledgor and the Company cannot transfer their rights, obligations or responsibilities under this Agreement to any third party without prior written consent from the Pledgee.

14.2 The secured amount recognized by the Pledgee when exercise its right of pledge according to this Agreement shall be deemed as final evidence.

14.3 This Agreement is prepared in Chinese in five (5) counterparts, each party shall have one counterpart and the rest shall be reserved for registration with the Industrial and Commercial Administrative Department.

14.4 This Agreement shall be governed by and construed in accordance with laws of the People’s Republic of China.

14.5 Dispute Settlement

(1) If any dispute arises between the Parties, they shall first settle such dispute through consultation in good faith. If such consultation proves unsuccessful in thirty calendar days, either Party may submit such dispute to the Shanghai Branch of the China International Economic and Trade Arbitration Commission for settlement. The number of the arbitrator shall be three, either party is entitled to appoint one arbitrator, and the third arbitrator shall be designated by the Shanghai Branch of the China International Economic and Trade Arbitration Commission. If either the party that submits the dispute or the one that respond to the dispute is constituted by two persons (including natural persons and legal persons), these two person shall consult in writing to appoint an arbitrator collectively .

(2) The arbitration award shall be final and binding on both of the Parties hereto. For clarity, all the parties agree that the arbitrators are entitled to issue proper award according to Chinese law and actual circumstance so that the Pledgee will obtain appropriate remedies including restriction on the business operation of the Company, restriction on the Company’s equity or assets, ban on transfer or disposition or other relevant remedies. All the parties shall be bound by the award.

(3) During the period of the dispute settlement, all the parties shall keep performing the part of the Agreement that without disputes.

(4) The Parties agree that either party shall have the right to obtain preliminary injunctive relief from any court with competent jurisdiction subject to applicable laws and regulations of China. For example, the property of the breaching party or the equity of the Company can be distained and frozen. Such right shall not negatively affect the effectiveness of the arbitration clause provided above.

(5) After the arbitration award becoming effective, either party may apply to the court with jurisdiction to enforce the award.

(6) Subject to the Chinese law, courts located in the following venue shall be deemed with jurisdiction (1) Hong Kong Special Administrative Region; (2) the place where Giant Interactive Group Inc, registered; (3) the place where the Company have its registered office (i.e. Shanghai) and (4) the place where the main assets of Giant Interactive Group Inc. or the Company is located.

14.6 Any rights and remedies granted by this Agreement shall be cumulative and not exclusive and shall be in addition to any other remedies available to the Parties according to law and regulations or under other section of this Agreement. Any parties’ execution of such rights and remedies shall not preclude the execution of other remedies available to the parties.

14.7 The failure of either Party to enforce, or the delay by either Party in enforcing, any of its rights under this Agreement shall not constitute a waiver and no waiver of any provision of this Agreement shall constitute a waiver of any other provision(s) or of the same provision on another occasion.

14.8 The headings and captions are for convenience only and are not to be used in the interpretation of this Agreement

14.9 If any provision of this Agreement is found to be illegal, invalid or unenforceable, that provision shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect and enforceable

14.10 This Agreement supersede all the other legal documents with respect to the subject matter hereof. Any modifications, supplements to this Agreement shall be executed in writing. Except for the transfer of rights under this Agreement made according to Article 14.1, any modification and supplement to this Agreement shall only take effect after duly executed by all the parties.

14.11 This Agreement shall be binding upon all the successors and assignees. Any successor or assignee of the Pledgor and the Company shall keep performing their respective obligations under this Agreement.

14.12 At the same time as this Agreement is signed, the Pledgor shall issue a letter of authorization, authorizing any person designated by the Pledgee to sign on behalf of Pledgor any legal documents that the Pledgee may need to exercise its right under this Agreement. The letter of authorization shall be kept by the Pledgee and the Pledge shall be entitled to deliver such letter of authorization to the relevant government agencies at any time when needed.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by their duly authorized representative as of the date first above written.

Shanghai Lanlin Bio-Technology Co., Ltd

Authorized Representative:

Title:

Shanghai Zhengtu Network Technology Co., Ltd.

Authorized Representative:

Title:

Shanghai Giant Network Technology Co., Ltd.

Authorized Representative:

Title: